Mail Stop 4561
Via fax (610) 688-2206

March 19, 2008

Mr. Luis A. Rivera
President and Chief Executive Officer
Lyris, Inc.
103 Foulk Road
Suite 205Q
Wilmington, DE 19803

> **Re:** **Lyris, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed September 26, 2007**
> **File No. 333-82154**

Dear Mr. Rivera:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief